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March 28, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Attention:	Ms. Tia L. Jenkins, Senior Assistant Chief Accountant, Office of Beverages, Apparel and Mining

Re:	PepsiCo, Inc.

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 27, 2012

Form 8-K Filed February 9, 2012

File No. 001-01183

Dear Ms. Jenkins:

On behalf of PepsiCo, Inc. (PepsiCo), I hereby submit PepsiCo’s responses to the comments of the staff of the Division of Corporation Finance (the Staff) of the Securities and Exchange Commission (the Commission) set forth in your letter dated March 16, 2012.

For the convenience of the Staff, each of the Staff’s comments is reproduced and is followed by the corresponding response of PepsiCo. All references to page numbers in PepsiCo’s responses are to the pages in the respective filings noted above.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition

Results of Operations, page 51

1.	We note footnote (a) to the table on page 55 indicates volume amounts presented in the table include nonconsolidated joint venture volume. We also note that such volume is not consistent with volume that is included in net revenue. In order to provide an investor with a better understanding of the drivers of your business and volume changes underlying net revenue, please confirm in future filings you will revise the discussion of your results of operations on a consolidated basis and by segment for each period presented to describe and quantify underlying variances between periods. For example, you disclose your Latin American Foods net revenues increased by 13% due to net pricing and growth, yet you do not quantify how much of the 13% increase is attributable to net pricing versus volume growth. Similarly, your operating profit discussion of this segment does not quantify the impact of underlying variances such as higher commodity costs.

Ms. Tia L. Jenkins

March 28, 2012

Response:

The table on page 55 in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the 2011 Form 10-K) is meant to provide a reconciliation of the year-over-year changes in our net revenue to investors and other stakeholders, so that the reader can understand, on a quantitative basis, the drivers of our business and volume changes underlying net revenue. Footnote (a) to the table on page 55 informs the reader that in the division discussions that follow, the volume amounts included therein may vary from the volume amounts included in the table on page 55.

As noted in footnote (a) to the table on page 55, such volume differences are due to:

(1)	Nonconsolidated joint venture volume

Nonconsolidated joint venture volume is not a driver of our net revenue, as we do not record net revenue for nonconsolidated joint ventures. Therefore, such volume is not included as a driver in the table on page 55, but is included in our externally reported volume, reflecting our policy to report volume on a system-wide basis, consistent with industry practice.

(2)	Temporary timing differences between (a) our sales to independent distributors and retailers (CSE) and (b) the sales of beverages bearing our trademarks that independent bottlers have reported as sold to independent distributors and retailers (BCS)

CSE volume directly drives our reported net revenue and is therefore included as volume in the table on page 55. Conversely, BCS volume does not directly drive our reported net revenue and is therefore not included in the table on page 55. Differences between the two measures during any given period are due to seasonality, timing of product launches, product mix, independent bottler inventory practices and other factors. Our policy on volume reporting is included in each of the division summaries, as applicable, on pages 34-36 in Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) in our 2011 Form 10-K.

Using the Staff’s example regarding Latin America Foods’ (LAF) 13% net revenue increase, each of the underlying drivers of the net revenue increase are included in the table on page 55; volume which drives our net revenue (i.e. volume excluding nonconsolidated joint ventures and the impact of acquisitions) contributed 3.5 percentage points, effective net pricing contributed 8 percentage points and foreign exchange contributed 2 percentage points, totaling 13 percentage points, on a rounded basis. In the LAF MD&A section that follows on page 58, all of the same drivers apply both qualitatively and quantitatively, with the exception of the volume growth metric, which for external reporting purposes grew 5% (reflecting volume including nonconsolidated joint ventures and the impact of acquisitions). Therefore, the reader is able to conclude that the difference between our reported LAF volume of 5% and the volume that drove our net revenue (3.5% included in the table on page 55) equals 1.5 percentage points and is comprised of the differences noted in footnote (a) to the table on page 55. In summary, we believe all of the information necessary to understand the drivers of our net revenue, on both a segment and consolidated basis, is included in MD&A.

With respect to the operating profit drivers at each of our segments, including LAF, we quantify significant drivers, including restructuring charges, one-time gains or losses, our 53rd week in 2011, the impact of acquisitions and divestitures, etc. In future Exchange Act filings, we will also quantify the impact of commodity costs within MD&A to the extent it represents a key driver to our financial results.

Ms. Tia L. Jenkins

March 28, 2012

Our Liquidity and Capital Resources, page 64

2.	We note in your most recent earnings conference call you disclosed that your “cash is largely offshore” (i.e. held by your foreign subsidiaries) and it is considered “tax inefficient to repatriate.” We also note that you expect in fiscal 2012 to generate $9 billion in cash from operations, use $3 billion for capital expenditures, $3 billion for share repurchases and $3 billion for dividends. Further, over half of your revenue and income from operations are generated offshore. Considering the items noted above and your disclosure on page 91 that you intend to continue to reinvest the $34.1 billion in undistributed international earnings for the foreseeable future, and to provide an investor with a better understanding of the availability of funds for domestic operations (such as payment of debt, dividends, share repurchase, acquisitions, capital expenditures, etc.), please provide us with, and confirm that in future Exchange Act filings you will disclose, the following:

•	the amounts of cash, cash equivalents and short-term investments that are currently held by your foreign subsidiaries;

•	the amounts of cash and short-term investments held by foreign subsidiaries where the funds are not readily convertible into other foreign currencies, including U.S. dollars;

•	if foreign earnings are repatriated, disclose that these amounts would be subject to income tax liabilities both in the US and in the various foreign countries;

•

explain any other implications or restrictions upon your liquidity that is impacted by the majority of your cash, cash equivalents and short term investments held by foreign subsidiaries (e.g. the use of domestic debt to satisfy domestic priorities including share repurchase and dividends).

Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Response:

In connection with the preparation of our 2011 Form 10-K, we reviewed the guidance in Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350, which requires us to identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in our liquidity increasing or decreasing in a material way.

As of December 31, 2011, we had $4.4 billion of cash, cash equivalents and short-term investments, of which approximately $3.3 billion was held by our foreign subsidiaries. We hold cash balances in virtually all of the countries in which we operate and the balances vary based upon working capital needs and anticipated future acquisition and investment needs. In future Exchange Act filings, we will disclose the amount of cash, cash equivalents and short-term investments held by our foreign subsidiaries.

Cash, cash equivalents and short-term investments held by our foreign subsidiaries are readily convertible into other foreign currencies, including U.S. dollars, with the exception of cash and cash equivalents in Venezuela, which totaled approximately $330 million as of December 31, 2011. As a result, we included specific disclosures in the Foreign Exchange section of Market Risks in MD&A on page 40 of our 2011 Form 10-K as follows, “In 2011 and 2010, our operations in Venezuela comprised 8% and 4% of our cash and cash equivalents balance, respectively, and generated less than 1% of our net revenue.” In future Exchange Act filings, we will continue to disclose countries in which we have cash and cash equivalents that are not readily convertible into other foreign currencies, including U.S. dollars.

We do not expect to repatriate any foreign earnings. Our disclosure on page 91 of our 2011 Form 10-K indicates “As of December 31, 2011, we had approximately $34.1 billion of undistributed international earnings. We intend to continue to reinvest earnings outside the U.S. for the foreseeable future and, therefore, have not recognized any U.S. tax expense on these earnings.” In future Exchange Act filings, we will include disclosure in the Liquidity and Capital Resources section of MD&A stating that to the extent foreign earnings are repatriated, such amounts would be subject to income tax liabilities, both in the U.S. and in the various applicable foreign tax jurisdictions.

Ms. Tia L. Jenkins

March 28, 2012

As we have stated publicly, we expect in fiscal 2012 to use approximately $3 billion for capital expenditures, $3 billion for share repurchases and $3 billion for dividends. We believe there are multiple sources to fund these needs of cash, including cash from operations, our two revolving credit agreements totaling $5.85 billion and proceeds obtained in the U.S. debt markets. On March 5, 2012, we obtained proceeds in a U.S. long-term debt offering totaling $2.73 billion. In future Exchange Act filings, we will include disclosure in the Liquidity and Capital Resources section of MD&A indicating the multiple sources available to fund our cash needs.

Notes to Consolidated Financial Statements

Note 5 – Income Taxes, page 89

3.	We note your tax rate reconciliation includes a reduction of approximately 8.7% related to lower taxes on foreign results. Please tell us about the countries for which this item relates and if there is a concentration in any particular country.

Response:

Either independently or through contract manufacturers or authorized bottlers, we make, market, sell and distribute a variety of beverages and foods in more than 200 countries and territories. The nature of our consumer-driven, highly transactional business requires us to operate in those local markets around the world and, as a result, calculate and pay income taxes in accordance with various local country rules. The 8.7% reduction related to lower taxes on foreign results included in the tax rate reconciliation on page 89 of our 2011 Form 10-K is attributable to every foreign jurisdiction in which we operate, primarily Ireland, Switzerland, Uruguay and Puerto Rico. With the exception of Japan, the statutory tax rate in every foreign jurisdiction is lower than the 35% U.S. Federal statutory tax rate.

Undistributed International Earnings, page 91

4.	We note you had approximately $34.1 billion in undistributed international earnings as of December 31, 2011, and that you intend to reinvest these earnings outside the U.S. for the foreseeable future. Please tell us the factors you considered in your determination that there is sufficient evidence that your undistributed international earnings will continue to be indefinitely reinvested. Refer to FASB ASC 740-30-25-17 to 740-30-25-19.

Response:

In connection with each quarterly and annual filing, we review the components of our undistributed international earnings and reaffirm that these international earnings continue to be indefinitely reinvested in accordance with the provisions of FASB ASC 740-30-25-17 to 740-30-25-19. Our analysis is supported by a number of factors including our cash needs in domestic and international locations, the level of cash balances, cash generated by operations, our ability to borrow proceeds under our two revolving credit facilities and from the U.S. debt markets and our plans to reinvest cash in foreign markets through acquisition or organic expansion. We also consider our history of continuing to reinvest our international earnings in our international businesses to further support our analysis; for example, in 2011, we utilized a significant amount of international cash, approximately $3.8 billion, in our acquisition of Wimm-Bill-Dann Foods OJSC, Russia’s leading branded food and beverage company, and expect to have further needs for our cash internationally as we continue to expand into emerging markets.

Ms. Tia L. Jenkins

March 28, 2012

5.	We note your undistributed international earnings increased by $7.5 billion during the fiscal year ended December 31, 2011. Please tell us how this amount was determined with consideration of your foreign income before income taxes and lower overall foreign tax rate.

Response:

Our undistributed international earnings of $34.1 billion as of December 31, 2011 were determined utilizing a U.S. earnings and profits’ tax basis with only profitable entities included. Such earnings also include intercompany gains that affect U.S. earnings and profits but are eliminated in consolidation for financial statement purposes under U.S. GAAP.

As disclosed on page 89 of our 2011 Form 10-K, our foreign income before income taxes was $4.9 billion and the provision for income taxes for foreign income was $0.8 billion. The $7.5 billion increase in our reported undistributed international earnings during the fiscal year ended December 31, 2011 was attributable to foreign net income, excluding loss entities, of approximately $4.3 billion and approximately $3.2 billion of intercompany gains.

Form 8-K filed February 9, 2012

Reconciliation of GAAP and Non-GAAP Information

Certain Line Items, page A-12

6.	We reissue our prior comment 2 from our letter dated April 9, 2010. We note that you have presented an alternative income statement which excludes certain items recorded in your GAAP-basis Statement of Income. This represents a full non-GAAP income statement which does not appear consistent with Regulation G or your prior response dated April 21, 2010. Please confirm in future Exchange Act filings you will remove such presentation or tell us why you believe it appropriate. For additional guidance, refer to Question 102.10 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures.

Response:

The current format of our Reconciliation of GAAP and Non-GAAP Information included on page A-12 of our Form 8-K, filed February 9, 2012, conforms to our response to your letter dated April 9, 2010. However, we do note that our fourth quarter 2011 includes the impact of our 53rd week in 2011, a non-core item resulting from the fact that our fiscal year ends on the last Saturday of each calendar year, resulting in an additional week of results every five or six years. Unlike other non-core items, the 53rd week impacts every caption on our income statement, and hence the reconciliation on page A-12 resembles an alternative income statement more than similar reconciliations in prior quarters and years. The presentation of the same schedule in future quarters will look far less like an alternative income statement, as non-core items are unlikely to impact every caption on the income statement.

Ms. Tia L. Jenkins

March 28, 2012

* * *

PepsiCo hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) PepsiCo may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information or have any questions about this letter, please call me at (914) 253-3449.

Sincerely,

/s/ Marie T. Gallagher

Senior Vice President and Controller

cc:	Indra K. Nooyi, Chairman and Chief Executive Officer, PepsiCo, Inc.

Hugh Johnston, Executive Vice President, Chief Financial Officer, PepsiCo, Inc.

Maura Smith, Executive Vice President, General Counsel, Public Policy & Government Affairs, Corporate

    Secretary, PepsiCo, Inc.

Brian Bhandari, Branch Chief, Office of Beverages, Apparel and Mining, United States Securities and

    Exchange Commission

Blaise Rhodes, Staff Accountant, United States Securities and Exchange Commission